SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


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                                 SCHEDULE 14D-9

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          SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(D)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                          Aspen Exploration Corporation
                            (Name of Subject Company)

                          Aspen Exploration Corporation
                        (Name of Person Filing Statement)

                     Common Stock, par value $0.05 per share
                         (Title of Class of Securities)

                                    045295300
                      (CUSIP Number of Class of Securities)

                      R.V. Bailey, Chief Executive Officer
                        2050 S. Oneida Street, Suite 208
                                Denver, CO 80224
                                 (303) 639-9860
   (Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

                                  With Copy To:

                            Herrick K. Lidstone, Jr.
                            Burns, Figa & Will, P.C.
                        6400 South Fiddlers Green Circle
                                   Suite 1000
                           Greenwood Village, CO 80111
                                 (303) 796-2626


|X| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

                                                   ASPEN EXPLORATION CORPORATION
                                                    2050 S. Oneida St., Ste. 208
                                                           Denver, CO 80224-2426
                                                       Telephone: (303) 639-9860
                                                             Fax: (303) 639-9863
                                                  Email: aecorp2@qwestoffice.net
                                              Web Site: www.aspenexploration.com


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                                  NEWS RELEASE
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         ASPEN EXPLORATION CONTINUING TO EXPLORE STRATEGIC ALTERNATIVES


FOR IMMEDIATE RELEASE:

DENVER, COLORADO, November 24, 2008. Aspen Exploration Corporation (OTCBB:
ASPN.OB) has, as previously announced, been investigating strategic alternatives for its business operations which may include holding its assets and continuing its business operations. Aspen has had a data room including information about its assets available in Santa Barbara, California and a number of companies obtained information about Aspen's properties for the purpose of evaluating the possible purchase of Aspen's assets or a merger or acquisition transaction or other business combination. The data room closed on November 21, 2008. Aspen is evaluating several offers and may receive other offers as well. In addition, Aspen notes that Royale Energy Inc. announced that it expects to commence an exchange offer for from 48% to 55% of the outstanding shares of common stock of Aspen. The possible exchange offer is subject to a number of conditions stated in Royale's press release, which may or may not occur. Royale Energy did not have any substantive communications with Aspen before issuing its press release and Aspen has no further information about Royale Energy's intentions. Royale did not access Aspen's data room.


Important Information for Investors and Stockholders

The tender offer described herein has not commenced. This announcement and the description contained herein are provided for informational purposes only and are neither an offer to purchase nor a solicitation of an offer to sell any securities of Aspen Exploration Corporation. Any offers to purchase or solicitations of offers to sell will be made only pursuant to the Tender Offer Statement on Schedule TO (including the offer to purchase and other documents relating to the tender offer) which may be filed with the U.S. Securities and Exchange Commission ("SEC") by Royale Energy Inc. In addition, Aspen Exploration Corporation will file with the SEC a Solicitation/Recommendation Statement on
Schedule 14D-9 with respect to the tender offer when and if it is commenced. Aspen's shareholders are advised to read these documents and any other documents relating to the tender offer that are filed with the SEC carefully and in their entirety because they contain important information. Aspen's shareholders may obtain copies of these documents (when they become available) for free at the SEC's website at www.sec.gov.


                                 * * * END * * *

                                   DISCLAIMER

This news release contains information that is "forward-looking" in that it describes events and conditions, which Aspen Exploration Corporation ("Aspen") reasonably expects to occur in the future. Expectations for the future performance of the business of Aspen are dependent upon a number of factors, and there can be no assurance that Aspen will achieve the results as contemplated herein and there can be no assurance that Aspen will be able to conduct its operations or production from its properties will continue as contemplated herein. Certain statements contained in this report using the terms "may," "expects to," and other terms denoting future possibilities, are forward-looking statements. The accuracy of these statements cannot be guaranteed as they are subject to a variety of risks, which are beyond Aspen's ability to predict, or control and which may cause actual results to differ materially from the projections or estimates contained herein. These risks include, but are not limited to: the possibility that the described operations (including any proposed exploration or development drilling) will not be completed on economic terms, if at all, or the estimates of reserves may not be accurate. The exploration for, and development and production of, oil and gas are enterprises attendant with high risk, including the risk of fluctuating prices for oil and natural gas, imports of petroleum products from other countries, the risks of not encountering adequate resources despite expending large sums of money, and the risk that test results and reserve estimates may not be accurate, notwithstanding appropriate precautions. Many of these risks are described herein and in Aspen's annual report on Form 10-KSB, and it is important that each person reviewing this report understand the significant risks attendant to the operations of Aspen. Aspen disclaims any obligation to update any forward-looking statement made herein.